SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

 HUTECH 21 CO., LTD.
 (Name of Issuer)

Preferred Stock, $.01 par value
(Title of Class of Securities)

G4673W 118
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th ST Suite 216 Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TAEHOAN PARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION the Republic of Korea
	7	SOLE VOTING POWER 82,375,000 (823,750 post conversion)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,375,000 (823,750 post conversion)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,295,000 shares of preferred stock, convertible at a ratio of 25 to 1 (32,950 post conversion)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.05% **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 137,161,726 fully diluted shares outstanding on February 23, 2011 computed from the issuer’s recent filings.

Item 1.Security and Issuer.

    This Statement relates to shares of redeemable preferred stock, $.01 par value (the "Preferred Stock"), of Hutech 21 Co. Ltd, a corporation organized and existing under the laws of British Virgin Island (the "Issuer” or "Registrant") whose principal executive offices are located at #201 Daerungtechnotown III, Gasan-Dong, Geumcheon-Gu, Seoul, Korea 153-772. Post conversion, there will be 32,950 issued and outstanding shares of the Issuer’s Redeemable Preferred Stock, which are equal to 823,750 votes of the Issuer’s Common Stock, and 547,868 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is TAEHOAN PARK (“Mr. Park”).

b.	The residence address of Mr. Park is 206-502 Hyundai Entertainer APT, 685-70 Guro-dong, Guro-gu, Seoul, Korea.

c.
Mr. Park currently is the Chief Executive Officer, Chief Financial Officer, Secretary and Director of the Issuer. The principal business of the Issuer is to provide a variety of logistics service for car manufactures and car components, foods assortments, chemicals, paper, machinery in China, including logistic planning, import and export management, application to electronic customs declaration, supply chain design, transportation of products, organization of transportation, storage and distribution of the goods. Its principal address is #201 Daerungtechnotown III, Gasan-Dong, Geumcheon-Gu, Seoul, Korea 153-772.

d.	During the past five years, Mr. Park has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Park has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Park is a citizen of the Republic of Korea.

Item 3. Source and Amount of Funds or Other Consideration.

    Pursuant to a Share Purchase Agreement (the “Agreement”), dated January 19, 2011, Mr. Park paid an aggregate price of $400,000 to the majority shareholders of the Issuer for an aggregate of 3,295,000 shares of the Issuer’s preferred stock, par value $0.01. As a result, Mr. Park took control of the Issuer. The Equity Interest is to be utilized by Mr. Park for the purpose of facilitating the transaction as set forth in the Agreement, inclusive of paying finders, facilitators, attorneys, accountants, and shareholders required to obtain such control. Accordingly, the majority shareholder of the Issuer transferred 3,295,000 shares of Preferred Stock to Mr. Park as a part of such change of control.

Item 4. Purpose of Transaction.

    The purpose of the transaction is to allow Mr. Park to acquire a significant equity position in the Issuer for the purpose of facilitating the transaction as set forth in the Agreement, inclusive of paying finders, facilitators, attorneys, accountants, and shareholders required to obtain such control. Mr. Park has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. Post conversion, the Issuer will have issued and outstanding 32,950 shares of Redeemable Preferred Stock, convertible at a ratio of 25 to 1, of which Mr. Park is presently the record owner of 32,950 shares, equivalent to 823,750 votes of Issuer’s Common Stock. Mr. Park is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

    b. The following table indicates the number of shares to which Mr. Park has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
TAEHOAN PARK	823,750	60.05%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
TAEHOAN PARK	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
TAEHOAN PARK	823,750	60.05%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
TAEHOAN PARK	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

             None.

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2011

By: /s/ TAEHOAN PARK
       TAEHOAN PARK